Filed Pursuant to Rule 424(b)(3)
Registration No. 333-185676

TRILINC GLOBAL IMPACT FUND, LLC

SUPPLEMENT NO. 18 DATED APRIL 10, 2015

TO THE PROSPECTUS DATED APRIL 15, 2014

This prospectus supplement (“Supplement”) is part of and should be read in conjunction with the prospectus of TriLinc Global Impact Fund, LLC (the “Company”), dated April 15, 2014, as supplemented by Prospectus Supplement No. 11, dated November 17, 2014, Prospectus Supplement No. 12, dated December 5, 2014, Prospectus Supplement No. 13, dated December 10, 2014, Prospectus Supplement No. 14, dated January 7, 2015, Prospectus Supplement No. 15, dated February 5, 2015, Prospectus Supplement No. 16, dated February 20, 2015, and Prospectus Supplement No. 17, dated March 6, 2015 (the “Prospectus”). Unless otherwise defined herein, capitalized terms used in this Supplement shall have the same meanings as in the Prospectus.

The purposes of this Supplement are as follows:

A.	To provide information regarding our public offering;

B.	To provide information regarding distributions declared; and

C.	To update the section of the Prospectus titled “Business.”

A.	Status of Our Public Offering

As of April 9, 2015, we had raised gross proceeds of approximately $81.2 million from the sale of approximately 8.6 million units of our limited liability company interest, including units issued pursuant to our distribution reinvestment plan.

B.	Declaration of Distributions

On March 24, 2015, with the authorization of our board of managers, the Company declared distributions for all classes of units for the period from March 1 through March 31, 2015. These distributions were calculated based on unitholders of record for each day in an amount equal to $0.00197808 per unit per day (less the distribution fee with respect to Class C units). On April 1, 2015, $337,611 of these distributions were paid in cash and on March 31, 2015, $159,495 were reinvested in the Company’s units for those investors participating in the Company’s unit Distribution Reinvestment Plan. Some or all of the Company’s distributions have been and may continue to be paid from sources other than cash flow from operations, such as capital contributions from the Sponsor, cash resulting from a waiver or deferral of fees, and/or proceeds from this offering.

C.	Update to the Section Titled “Business”

1.	The following information updates and supplements the “Business—Investments—Overview” section of the Prospectus to provide certain information regarding the Company’s investment portfolio as of March 31, 2015:

Investments

Since the Company commenced operations and through March 31, 2015, the Company has funded in excess of $102.8 million in term loans and trade finance facilities. Given the Company’s weighted average portfolio duration of less than a year, a significant portion of the secured borrower debt has paid off and been reinvested in new transactions.

Description	Sector	Country	Investment Type	Maturity[1]	Interest Rate[2]	Total Loan Commitment[3]	Total Amount Outstanding[4]	Primary Impact Objective
Agricultural Supplies Producer	Agricultural Chemicals	South Africa	Trade Finance	3/12/2015	13.00%	$10,000,000	$2,277,145	Job Creation

Agriculture Distributor[5]	Farm-Product Raw Materials	Argentina	Trade Finance	12/11/2015	9.00%	$7,000,000	$7,000,000	Job Creation

Beef Exporter	Meat Products	Argentina	Trade Finance	6/4/2015	11.98%	$7,000,000	$6,000,000	Job Creation

Candle Distributor	Miscellaneous Manufacturing Industries	South Africa	Trade Finance	6/1/2015	12.91%	$1,400,000	$1,375,422	Job Creation

Cement Distributor[6]	Cement, Hydraulic	Kenya	Trade Finance	9/30/2015	14.25%	$7,000,000	$7,000,000	Job Creation

Construction Materials Distributor[7]	Hardware, Plumbing, and Heating Equipment	South Africa	Trade Finance	7/1/2015	12.75%	$750,000	$453,645	Job Creation

Consumer Goods Distributor	Groceries and Related Products	Namibia	Trade Finance	5/14/2015	12.00%	$2,000,000	$2,000,000	Job Creation

Dairy Co-Operative	Dairy Products	Argentina	Trade Finance	2/25/2016	10.85%	$6,000,000	$6,000,000	Job Creation

Diaper Mfg.[8]	Converted Paper and Paperboard Products	Peru	Term Loan	6/15/2017	15.57%	$2,750,000	$2,750,000	Job Creation

Farm Supplies Distributor	Miscellaneous Non-Durable Goods	Zambia	Trade Finance	10/25/2015	12.23%	$15,000,000	$11,215,349	Job Creation

Fruit & Nut Distributor	Groceries and Related Products	South Africa	Trade Finance	5/22/2015	17.50%	$1,250,000	$1,129,906	Job Creation

Meat Processor[9]	Meat Products	South Africa	Trade Finance	1/28/2016	14.50%	$2,800,000	$1,311,909	Job Creation

Mine Remediation Co.	Metal Mining Services	South Africa	Trade Finance	2/2/2016	17.50%	$3,250,000	$2,547,135	Job Creation

Rice & Bean Importer	Groceries and Related Products	South Africa	Trade Finance	4/28/2015	12.50%	$1,000,000	$1,000,000	Job Creation

Soybean Distributor	Fats and Oils	Argentina	Trade Finance	8/30/2015	9.02%	$3,500,000	$0,000	Job Creation

Sugar Producer	Field Crops, Except Cash Grains	Brazil	Term Loan	4/30/2017	12.43%	$3,000,000	$3,000,000	Capacity- Building

Textile Distributor[10]	Apparel, Piece Goods, and Notions	South Africa	Trade Finance	7/9/2015	15.00%	$2,500,000	$1,646,510	Job Creation

Waste Management Equipment Distributor	Machinery, Equipment, and Supplies	South Africa	Trade Finance	4/17/2015	19.50%	$500,000	$67,915	Equality & Empowerment
Portfolio Totals						$76,700,000	$56,774,938

[1]	Given the nature of trade finance contracts, trade finance borrowers typically have a 30 day grace period relative to the maturity date.
[2]	Interest rates are as of March 31, 2015 and, where applicable, are weighted averages amongst multiple transactions. Interest rates include contractual rates and accrued fees where applicable.
[3]	The total loan commitment represents the maximum amount that can be borrowed under the agreement. The actual amount drawn on the loan by the borrower may change over time. Loan commitments are subject to availability of funds and do not represent a contractual obligation to provide funds to a borrower.
[4]	The total amount outstanding represents the actual amount borrowed under the loan as of March 31, 2015. In some instances where there is a $0 balance, the borrower may have paid back the original amount borrowed under a trade finance facility and under an agreement, may borrow again.
[5]	On March 16, 2015, the Company funded $1,000,000 to the Agriculture Distributor as part of an existing $7,000,000 revolving trade finance facility at a fixed interest rate of 9.00%. Set to mature on December 11, 2015, this transaction is secured by the assignment of purchase contracts and receivables. The borrower anticipates that the Company’s financing will support economic growth through job creation, increased exports and increased agricultural productivity.
[6]	On March 10 and March 17, 2015, the Company funded $2,000,000 and $5,000,000, respectively, as part of a$7,000,000 trade finance transaction at a fixed interest rate of 13.00% and 14.75%, respectively, to the Cement Distributor engaged in the production and distribution of cement. The transactions are set to mature on June 1 and September 30, 2015, respectively, and are supported by inventory, receivables, and other liquid assets. Founded in 2008, the borrower is a growing cement distributor that utilizes innovative energy efficient and eco-friendly cement grinding technology to improve sustainability.
[7]	On March 12, 2015, the Company funded $181,943 as part of an existing $750,000 trade finance facility at a fixed interest rate of 12.75% to the Construction Materials Supplier engaged in importing and distributing plastic piping and fittings for commercial and residential infrastructure purposes. The transaction, set to mature on July 1, 2015, is supported by specific piping and fitting inventory. The borrower anticipates that the Company financing will enable it to increase employment opportunities.
[8]	The interest rate includes 2.50% of deferred interest.
[9]	On March 3, 2015, the Company funded $350,000 as part of an existing $2,800,000 trade finance facility at a fixed interest rate of 14.50% to the vertically-integrated Meat Processor operating in the country’s rural provinces. The transaction, set to mature on January 28, 2016, is supported by inventory and has a collateral coverage ratio of ≥ 1.17x. The Company’s financing is expected to support the borrower’s continued growth through the expansion of its distribution network and the addition of more retail outlets in the country’s underserved low- to middle-income consumer market. As a part of this growth, the borrower anticipates that it will expand its employee base.
[10]	Between March 9 and March 31, 2015, the Company funded four separate transactions totaling $648,355 as part of an existing $2,500,000 revolving trade finance facility at a fixed interest rate of 15.00% to the Textile Distributor. All transactions are set to mature between June 18 and July 9, 2015 and are secured by specific inventory being imported into South Africa from Asia. The borrower anticipates that the Company’s financing will support employment generation.

As of March 31, 2015 the Company had exited the following investments:

Description	Sector	Country	Investment Type	Transaction Date	Transaction Amount	Payoff Date	Internal Rate of Return (“IRR”)[1]	Primary Impact Objective
Electronics Retailer	Radio, Television, Consumer Electronics, and Music Stores	Indonesia	Term Loan	7/26/2013	$5,000,000	6/17/2014	19.59%	Access to Finance
Fertilizer Distributor	Agricultural Chemicals	Zambia	Trade Finance	7/17/2014	$3,000,000	11/4/2014	12.65%	Job Creation
Food Processor	Groceries and Related Products	Peru	Term Loan	3/25/2014	$576,000	11/28/2014	14.01%	Job Creation
Frozen Seafood Exporter	Groceries and Related Products	Ecuador	Trade Finance	6/17/2013	$240,484	5/14/2014	13.49%	Job Creation
Insulated Wire Manufacturer	Rolling, Drawing, and Extruding of Nonferrous Metals	Peru	Trade Finance	5/2/2014	$1,991,000	12/2/2014	8.43%	Job Creation
International Tuna Exporter	Groceries and Related Products	Ecuador	Trade Finance	7/17/2013	$1,000,000	10/9/2013	13.58%	Job Creation
Seafood Processing Company	Miscellaneous Food Preparations and Kindred Products	Ecuador	Trade Finance	6/19/2013	$496,841	7/1/2013	13.44%	Job Creation
Timber Exporter	Sawmills and Planing Mills	Chile	Trade Finance	7/3/2013	$915,000	6/12/2014	10.25%	Job Creation
Portfolio Totals					$13,219,325

[1]	Given that the loans have been paid off, these investments are no longer part of the Company’s portfolio. The internal rate of return is defined as the gross average annual return earned through the life of an investment. The internal rate of return was calculated by our Advisor (unaudited) as the investment (loan advance) was made and cash was received (principal, interest and fees).

Certain Portfolio Characteristics

Total Assets (est.)	$73,206,952
Current Loan Commitments	$76,700,000
Leverage	0%
Weighted Average Portfolio Loan Size	$3,867,688
Weighted Average Portfolio Duration	0.49 years
Weighted Average Position Yield	12.6%
USD Denominated	100%
Countries	7

Top Five Investments by Percentage

Company Description	Country	% of Total Assets
Farm Supplies Distributor	Zambia	15.3%
Agriculture Distributor	Argentina	9.6%
Cement Distributor	Kenya	9.6%
Beef Exporter	Argentina	8.2%
Dairy Co-Operative	Argentina	8.2%

Investment Type[1]	Developing Economies[1]	Sector Diversification[1]

[1]	The above charts represent investment type, developing economy, and sector diversification as a percentage of the total amount outstanding of the Company’s portfolio.

2.	The following disclosure supplements the “Business—Investments—Overview—Impact Overview” section of the Prospectus to provide an impact overview of the Company’s investment portfolio as of March 31, 2015:

Impact Overview as of March 31, 2015

The Company’s borrower companies currently employ a total of 10,233 employees.

Percentage of the Borrowers that:
Comply with local environmental, labor, health, safety and business laws, standards and regulations	100%
Demonstrate their positive impact on the community through community service and/or community donations	56%
Commit to working towards implementing international environmental and health and safety best practices	100%
Implement environmentally sustainable practices including energy savings, waste reduction and/or water conservation	83%
Top 5 Borrower Impact Objectives
1. Job Creation	89%
2. Agricultural Productivity & Food Security	17%
3. Capacity-Building	6%
4. Equality and Empowerment	6%
5. Wage Increase	6%
Top 5 Borrower Environmental and Social Practices
1. Waste Reduction
2. Fair Hiring and Recruiting
3. Energy Savings
4. Charitable Donations
5. Community Service

3.	The following disclosure supplements the “Business—Investments—Investment Spotlight” section of the Prospectus to provide an informational overview with respect to the Company’s investments, as of March 31, 2015

Agricultural Supplies Producer

Investment Overview

Investment Type	Senior Secured Trade Finance
Structure	Inventory Financing
Facility Amount	$10,000,000
Approximate Repayment Period	< 1 year
Interest Rate[1]	13.00%
Sector	Agricultural Chemicals
Collateral Coverage Ratio[2]	≥1.17x
Environmental, Social, and Governance Screens	Compliant
Primary Impact Objective	Job Creation

[1]	The collateral coverage ratio is the amount of collateral the borrower must maintain in relation to the total amount outstanding on the facility.

Borrower Background

The Company has provided financing to an agricultural supplies producer in South Africa. Incorporated in 1999, the borrower produces and distributes specialized fertilizer products which seek to increase efficiency while strengthening sustainable crop growth and enhancing general soil health. The borrower seeks to shift the traditional agricultural productivity paradigm from an increase in quantity of food produced to an increase in quantity and quality of nutritional value. In support of this shift, the borrower has implemented a proprietary technical assistance program for its customers that directs focus away from commodity fertilization toward a more scientific and biologically sustainable approach to soil utilization. While the borrower’s growth historically was dependent on competitive pricing, its current expansion is due to an emphasis on superior service and the resulting customer loyalty among its business-to-business and business-to-consumer client base throughout South Africa and the greater Sub-Saharan Africa region. The Company’s financing will provide the borrower with short-term liquidity to import supplies for further business expansion, which the borrower anticipates will lead to growth in its employee base. Additionally, the borrower:

•	Implements a technical assistance program which aims to improve long-term sustainability through the provision of financial management advice and detailed analysis of each participating agricultural producer’s soil, tillage practices, fertilizer, pathogen, pest control policies, residue management techniques, and animal grazing practices. The borrower collects information utilizing its proprietary smartphone and tablet applications in order to monitor producer- and land-specific growing season characteristics and provide custom fertilizer recommendations to each producer.

•	Implements enterprise development programs for small and medium-sized enterprises owned by historically disadvantaged ethnic and indigenous groups. Programs include on-site visits to participant fields and training in best practices for fertilizer and herbicide application, soil and leaf sampling, pest and disease control, and weed identification and control.

•	Supports a community center that provides food and assistance to vulnerable and orphaned children. Additionally, as a responsible corporate citizen, the borrower promotes healthy lifestyle habits through its support of local community sports.

•	Places special emphasis on education and provides scholarship funding to students at a local agricultural technical college. It also contributes to a national educational trust that benefits disadvantaged children, particularly in rural areas.